Bionomics Limited



Tuesday 11 April 2006

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549



**SUPPL**

**Re: Bionomics Limited - File number 82-34682**

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely



Stephen Birrell
**CFO & Company Secretary**

dlw 4/20

82-34682

Bionomics Limited

ABN 53 075 582 740

**ASX ANNOUNCEMENT**
**11 April 2006**

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## BIONOMICS GRANTED EPILEPSY GENE PATENT

Bionomics (ASX:BNO, US OTC:BMICY) today announced that it has been granted an Australian patent which forms part of the Company's portfolio covering drug discovery targets and diagnostic tests for epilepsy.

"The granting of this patent gives further strength to our position as we pursue commercialisation opportunities from our diagnostic and drug discovery programs," Bionomics' CEO and Managing Director Dr Deborah Rathjen said.

This is the second of Bionomics' patents granted in Australia related to central nervous system (CNS) disorders that include anxiety and epilepsy.

The granted patent relates to the link between mutations in the GABA-A receptor and epilepsy. The patent covers the use of several mutations in diagnostics; drug screening and potential new treatments for CNS disorders associated with GABA-A receptor dysfunction, in particular epilepsy.

The patent also covers a mutation used in Bionomics' proprietary EpiMouse™, a revolutionary new drug discovery tool developed in collaboration with Howard Florey Institute in Melbourne. The EpiMouse™ is prone to epileptic seizures as a consequence of a human epilepsy mutation that was "knocked in" to the mouse by transgenic technology. The intrinsic susceptibility of the animal to seizures makes it superior to traditional animal models of epilepsy for the discovery of new epilepsy treatments.

**About the Patent**

The Australian patent is entitled "Mutations Associated with Epilepsy" and is identified by Australian patent number 2001265698. The patent has a priority date of 20 June 2000 and the PCT (international) patent application (PCT/AU01/00729) was filed on 20 June 2001. Other patent applications emanating from the PCT patent application are under examination in jurisdictions representing key markets for pharmaceuticals and biotechnology research and development.

**FOR FURTHER INFORMATION PLEASE CONTACT:**

**DR DEBORAH RATHJEN**
**CEO & MANAGING DIRECTOR**
**BIONOMICS LIMITED**
**Ph: +61 8 8354 6101**

8234682

**About Bionomics Limited**

Bionomics (ASX:BNO, US OTC:BMICY) is discovering and developing innovative therapeutics, working with partners to maximise wealth for shareholders. Bionomics leverages its gene discoveries in epilepsy with its proprietary ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety. Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. Bionomics utilises the unique attributes of the Angene™ platform for the discovery of drugs for the treatment of cancer. The Company is exploiting shorter-term revenue generating opportunities by out-licensing diagnostic applications of its intellectual property. Bionomics seeks to generate exponential growth both organically and through acquisition.

For more information about Bionomics, visit www.bionomics.com.au

***Factors Affecting Future Performance***

*This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release*